

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 7, 2015

Via E-mail
Pascale Dugré-Sasseville
Counsellor (Finance)
Canadian Embassy
501 Pennsylvania Avenue, N.W.
Washington, D.C. 20001

Re: Canada
Registration Statement under Schedule B
Filed December 11, 2014
File No. 333-200852

Form 18-K for Fiscal Year Ended March 31, 2014
Filed December 8, 2014
File No. 033-05368

Dear Mr. Dugré-Sasseville:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your documents and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement under Schedule B

General

1.   To the extent possible, please update all statistics and information in the registration statement and the Form 18-K to provide the most recent data.

2.   Please refer to the contact information that you provide for the Department of Finance on page 3. Please revise to include a toll-free telephone number or advise.

Cover Page

3.   Please include the dollar amount of securities registered on the cover page of the registration statement.

Part II

4.   To the extent that counsel provides tax opinion disclosure in prospectus supplements, please file a short-form tax opinion as an exhibit.

Form 18-K for Fiscal Year Ended March 31, 2014

Exhibit 99.D

The Canadian Economy, page 6

5.   Please include a table that summarizes the key economic data, including nominal and real GDP, consumer price index, industrial product price index, unemployment, balance of payments, public finance and public debt figures.

6.   Throughout the discussion of economic statistics, please expand the disclosure regarding changes to address the underlying causes of these changes. To the extent material, please expand the discussion of changes within an industry to address material changes within the principal categories of each industry.

7.   We note the Bank of Canada's recent statement that home prices may be overvalued by as much as 30 percent. Please revise your disclosure to elaborate on any associated risks to the economy, to the extent relevant.

Economic Developments, page 9

8.   Please revise to discuss whether the decrease in the price of oil is having a material effect on the economy.

9.   We note your disclosure regarding the household savings rate and news reports suggesting near-record consumer debt levels. Please revise to provide disclosure regarding the household debt-to-disposable-income ratio and discuss the impact, if any, on the economy.

Labor Market, page 11

10.   Please include additional information on the employment rate with respect to age, gender, and any seasonal employment.

11.   Please disclose the percentage of total employment accounted for by sector of the economy.

External Trade, page 12

12.   Please revise to provide greater disclosure regarding the services that Canada imports and exports.

Balance of Payments, page 14

13.   We note your disclosure that foreign direct investment in Canada increased to $72.7 billion in 2013 as compared to $39.2 billion in 2012. Please revise your disclosure to explain the underlying reasons for the increase in foreign direct investment.

14.   Here or in a separate section, please include a table that discloses foreign direct investment by economic sector and by country, and provide a narrative discussion of the reasons for material changes in the amounts of foreign direct investment.

Foreign Exchange and International Reserves, page 16

15.   We note your disclosure on page 16 that the Petro Canada bond issues were assumed by the Government of Canada on February 5, 2001. We further note your disclosure on page 25 that the Petro Canada bond issues were assumed by the Government of Canada on February 5, 2011. Please revise for consistency.

Government Finances, page 17

16.   Please revise to explain the difference between consolidated crown corporations and enterprise crown corporations.

Closing Comment

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please direct any questions about these comments to me at (202) 551-3758 or Ellie Quarles, Special Counsel, at (202) 551-3238.

Sincerely,

/s/ Sandra B. Hunter

Sandra B. Hunter
Staff Attorney

cc: Paul E. Denaro
        Milbank, Tweed, Hadley & McCloy LLP
        Via E-mail